[LETTERHEAD OF HOGAN LOVELLS US LLP]

August 12, 2010

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Mr. Michael Coco

Senior International Counsel

Office of International Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

            Re:      Landwirtschaftliche Rentenbank

                        Registration Statement under Schedule B

                        Filed June 22, 2010

                        File No. 333-167672

                        Annual Report on Form 18-K

                        Fiscal year ending December 31, 2009

                        Filed May 17, 2010

                        File No. 333-13710

Dear Mr. Coco:

On behalf of Landwirtschaftliche Rentenbank (“Rentenbank”), set forth below are responses of Rentenbank to the Staff’s letter of comment, dated July 23, 2010, relating to Rentenbank’s Registration Statement under Schedule B (the “Registration Statement”) and Annual Report on Form 18-K for the year ended December 31, 2009 (the “Annual Report”) filed with the Securities and Exchange Commission (the “Commission”) on June 22, 2010 and May 17, 2010, respectively.  For your convenience, we have repeated and numbered each paragraph below to correspond to the numbered comment set forth in the Staff’s comment letter.

General

1.  Where appropriate, please discuss any material impact the European sovereign debt crisis has had or is likely to have on Rentenbank's operations, including any measures

Rentenbank has implemented or will implement to lessen the impact of the European sovereign debt crisis on its operations.

After careful consideration of the Staff’s comment, Rentenbank has concluded that the European sovereign debt crisis has not had and is not likely to have any material impact on Rentenbank’s operations. Rentenbank confirms to the Staff that it does not hold any material amounts of sovereign debt issued by governments currently believed to face financial difficulties. In fact, such holdings were, as of December 31, 2009, approximately 0.5% of Rentenbank’s total assets, and included no holdings in debt securities issued by the government of Greece. There has been no material change in the amount or nature of such holdings since December 31, 2009.  The sovereign debt securities held by Rentenbank are all fully performing in accordance with their terms.  Therefore, Rentenbank does not believe any discussion of the European sovereign debt crisis would be meaningful.

In future filings, to the extent Rentenbank experiences or faces any material impact from the European sovereign debt crisis, Rentenbank will provide a discussion on the matter, including any measures Rentenbank has implemented or will implement to lessen the impact of the crisis on its operations.

2.  We note from press coverage that funding for the EU's Common Agricultural Policy

(CAP) expires in 2013 and that post-2013 CAP policy is currently being formulated. If material, please discuss the impact of the current CAP regime on Rentenbank's operations and, if known, please discuss the potential impact of likely post-2013 changes to the CAP regime on Rentenbank's operations.

Rentenbank notes the Staff’s comment and respectfully submits that the European Union’s current Common Agricultural Policy (“CAP”) does not have any material impact on Rentenbank’s operations. Additionally, to Rentenbank’s knowledge, the post-2013 changes to the CAP are not expected to have a material impact on Rentenbank’s operations. As disclosed in its public filings, Rentenbank’s role in the agricultural industry is limited to extending credit to those in the industry through financial institutions who bear the credit risk relating to the ultimate borrower. This role is not affected by changes in CAP. Therefore Rentenbank does not believe a discussion of the current or re-formulated CAP regime is relevant to its operations.

3.  We note from press coverage that the European Union and Mercosur have resumed trade negotiations, and that several EU countries have expressed concern because of the negative effects resulting trade arrangements may have on the European economy,

including the agricultural sector. Please discuss any material impact the resumption of these negotiations may have on Rentenbank's operations.

Rentenbank acknowledges the Staff’s comment regarding recent press coverage of resumed negotiations between the European Union and Mercosur. Rentenbank does not believe the resumption of these negotiations will have any material impact on Rentenbank’s operations and therefore does not believe any further discussion on the negotiations is required for the reasons outlined in response to Comment #2.

4.  We note that the global financial crisis is referenced in the incorporated Form 18-K.

Where material, please discuss the impact of the global financial crisis on Rentenbank's operations, including any measures Rentenbank has taken to lessen the impact of the global financial crisis on its operations.

As disclosed under the heading “Company Performance” on page 28 of the Annual Report, the financial crisis had an impact on lending and refinancing conditions. While the credit margin trend had a positive effect on the bank’s operating results, this was offset by measurement losses as of the reporting date. However, as noted on page 28 of the Annual Report, Rentenbank and its subsidiaries do not hold securities or receivables with structured credit risks such as asset-backed securities or collateralized debt obligations.

Rentenbank’s overall business strategy is to lend to banks in Germany and other countries of the European Union. Rentenbank is not exposed to the U.S. subprime market. However, there are a number of institutions that have suffered and may continue to suffer from decreases in earnings and a general deterioration of their asset quality as a result of the global financial crisis. Rentenbank has maintained business relationships with some of these affected institutions and, as disclosed on page 36 of the Annual Report, the consequences of the international financial crisis are reflected in the changes to the assessment of the financial situation of Rentenbank’s counterparties. Rentenbank is continuously monitoring the financial stability of its counterparties and regularly evaluates the credit ranking of each counterparty.  In the event of a decline in the rating of a counterparty, Rentenbank can cut the internal limits (i.e., reduce the exposure to such counterparty). Especially following the financial crisis, some of Rentenbank’s counterparties were considered to have a high level of risk as discussed on page 36 of the Annual Report.  But in spite of downgrades of some of its counterparties, Rentenbank continues to classify the average credit quality of its overall loan portfolio as “good” under its internal rating system, especially against the backdrop of high-quality new business.  In the recent past, Rentenbank’s new business is more and more focused on secured loans and bonds.

As discussed on pages 28 through 47 of the Annual Report, Rentenbank has maintained and continues to maintain a strong risk management protocol, and Rentenbank benefited from having key procedures already in place at the time the global financial crisis began. These procedures include (a) placing a stronger focus on risk when assessing the pricing of lending in line with Rentenbank’s business structure, so that the balance sheet was mainly characterized by the portfolio of medium and long-term promotional loans, as disclosed on page 28 of the Annual Report; (b) intending to use € 130 million from a risk cover reserve to cover credit risks, which is unchanged from the previous year, as disclosed on page 33 of the Annual Report; (c) performing an internal credit ranking at least once a year within the context of Rentenbank’s counterparties’ financial situation, as disclosed on page 36 of the Annual Report; (d) regularly carrying out self-assessment procedures to identify and evaluate risks, and, if necessary, implementing additional preventive measures to reduce operational risk, as disclosed on page 47 of the Annual Report and (e) maintaining a solid business structure in connection with its triple A rating and projecting the future financial position, cash flows, and profit or loss of Rentenbank with comprehensive annual and 3-year plans, as disclosed on page 48 of the Annual Report.

In addition, as disclosed on page 15 of the Annual Report, Rentenbank has taken steps to lessen the impact of the crisis on the agricultural industry by working with the federal government and federal states to set up loan programs for agricultural enterprises to provide liquidity.

Except as indicated in the referenced disclosure, we do not believe the global financial crisis has otherwise materially impacted the operations of Rentenbank.

In future filings, to the extent the global financial crisis impacts Rentenbank’s operations otherwise than as previously disclosed, Rentenbank will provide a discussion on the matter, including any measures Rentenbank has taken to lessen the impact of the global financial crisis on its operations.

5.  Please discuss any material impact the weakening of the Euro since 2008 has had or may have on Rentenbank's operations.

As noted under the heading “Currency Risk” on page 17 of the Annual Report, Rentenbank’s loan business is denominated almost exclusively in Euro. Rentenbank eliminates currency risk by swapping the cash-flows from foreign denominated non-derivative issues virtually exclusively into Euro through so-called cross-currency swaps, or, in the case of commercial paper, FX-swaps. The weakening of the Euro since 2008 has therefore not had and is not expected to have any material impact on Rentenbank’s operations.

Schedule B

Understanding with the European Commission, page 5

6.  Please supplementally elaborate on the statement on page 5 that Rentenbank does not expect to be required to discontinue or separately incorporate any material portion of its business activities as a result of the understanding with the European Commission. In this regard, we note that according to Rentenbank's website some of Rentenbank's lending activity is directed towards “agribusiness” and “manufacturers of agricultural supplies.”

As disclosed on page 5 of Rentenbank’s Registration Statement, Rentenbank does not expect that it will be required to discontinue or separately incorporate any material portion of its present business activities as a result of the understanding between the Federal Government and the Commission of the European Union. With the adoption of the restructuring law, Rentenbank conformed the description of its permissible activities so that it is in line with state aid rules. As such, all of Rentenbank’s activities, including its lending activities described on its web site and disclosed in its Registration Statement and Annual Report, can be categorized as the performance of promotional tasks at the request of the state in promotional areas. Therefore, all of its activities qualify and, to Rentenbank’s knowledge, will continue to qualify as activities eligible for state aid as described in the understanding between the Federal Government and the Commission of the European Union.

Rank of Securities, page 7

7.  Please briefly describe the exceptions under German law to the equal ranking of

Rentenbank's indebtedness.

As noted on page 7 of Rentenbank’s Registration Statement, the debt securities, when issued, will rank equally with each other and with all of Rentenbank’s other unsecured and unsubordinated indebtedness, subject to certain exceptions mandated under German law.  These exceptions may arise in the event of the statutory dissolution of Rentenbank and relate only to the payment of obligations, such as taxes or fees owed to a dissolution administrator, the priority of which is mandated by German law.

Rentenbank respectfully submits to the Staff that such exceptions, if they were ever to arise, would not be material in nature or scope. Therefore, Rentenbank does not believe any additional disclosure related to these exceptions would be material to investors.

Jurisdiction, page 10

8.  Under this heading you indicate that Corporation Service Company will be appointed as the authorized agent for service of process, while on the cover page you name the

German American Chamber of Commerce as the agent for service of process. Please clarify.

Rentenbank has designated the German American Chamber of Commerce Inc. as its authorized representative in the United States for service of process in connection with the Registration Statement, including for purposes of action by the Commission. Rentenbank intends to appoint Corporation Service Company as the authorized agent for service of process in New York in connection with debt offerings under the Registration Statement. In order to avoid any potential confusion in the role that each play, Rentenbank will appoint a single entity as agent for service of process in connection with the next Registration Statement it files.

Form 18-K

General

9.  We note that you have provided certain statistical information for 2009 and 2008 in the

Form 18-K that is incorporated by reference. Paragraph (5) of Schedule B requires certain statistical information “...for the latest fiscal year for which such information is available and the two preceding fiscal years, year by year” (emphasis added). Please reconcile or advise.

In accordance with the procedures detailed in the Commission’s interpretive letter of January 30, 2003, Rentenbank's Registration Statement incorporates by reference the joint Annual Report on Form 18-K of Rentenbank and the Federal Republic of Germany.  Form 18-K requires, among other information, a statement of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported.  Accordingly, Rentenbank's Annual Report on Form 18-K includes information with regard to Rentenbank relating to the most recent fiscal year (as well as, for comparative purposes, the immediately preceding fiscal year), information with regard to prior periods having been previously reported.  We note that the information relating to Rentenbank in the Annual Report on Form 18-K corresponds to the information included in the annual report published by Rentenbank in the Federal Republic.  We would also note that the statistical information relating to the Federal Republic included in the Annual Report on Form 18-K and incorporated by reference into the registration statement is generally furnished with respect to the last five fiscal years.

Risk Management and Derivatives, page 16

10.  We note that Rentenbank uses derivatives almost exclusively for risk management (see page 16) and generally for hedging purposes only (see page 65). Please advise as to whether derivative instruments are used for speculative or profit-making purposes.

Rentenbank advises that derivative instruments are not used for speculative or profit-making purposes.

Total Assets and Business Volume, page 29

11.  Please clarify the “limit reductions” cited to explain the recent decline in assets.

As discussed on page 36 of the Annual Report, limit reductions are reductions in internal credit limits to counterparties by reason of a decline in the rating of such counterparties or, in light of the global financial crisis, a large exposure to such counterparties. In particular, Rentenbank has reduced its exposure to money market and other unsecured transactions with such counterparties. The rating category of Rentenbank, which is determined on the basis of bank-internal credit ranking while taking external ratings into consideration, is a key risk management instrument for credit risks as reflected in the limit system. In addition, current information concerning negative financial data or a deterioration of the economic perspectives of a business partner may initiate a review or, if necessary, an adjustment of the credit ranking based on early warning indicators as well as an adjustment of the limit. As part of its risk assessment, Rentenbank carries out the credit ranking at least once a year within the context of the review of its counterparties’ financial situation.

Consolidated cash flow statement, page 52

12.  Please explain the reasons for the year-over-year change in cash flow from operating activities, as shown in the table on page 52. Alternatively, please include a cross reference to a section of the Form 18-K that provides such an explanation.

As described in the Group Management Report and the Notes to the Consolidated Financial Statements for each of the relevant periods, the year-over-year change in cash flow from operating activities is principally the result of changes in the level of lending activities and refinancing decisions during the relevant periods.  Furthermore, activities that fall under cash flow from investing activities under IAS 7, such as long term investments in bonds and debentures and corresponding redemptions, are a significant part of Rentenbank’s business operations and strategy and provide additional explanation of the year-over-year change in cash flow from operating activities.

As disclosed on page 52 of the Annual Report, Rentenbank’s cash flow from operating activities was € 1,804 million for the fiscal year ended 2008. The primary driver of net cash inflow for 2008 was the € 7,355 million in loans and advances to banks (as further explained on page 74 of the Annual Report on Form 18-K for the year ended December 31, 2008 in Note 42).  The corresponding cash outflow of € 1,801 million from investing activities in 2008 (as further explained on page 76 of the Annual Report on Form 18-K for the year ended December 31, 2008 in Note 46) is relevant to an analysis of changes in the cash flow from operating activities.

The cash flow from operating activities for the fiscal year ended December 31, 2009 totalled € 93 million. The primary factors responsible for net cash inflow were the decrease of € 6,903 million in loans and advances to banks (as discussed in the Group Management Report – Total Assets and Business Volume on page 29 of the Annual Report and further explained on page 76 of the Annual Report in Note 37), the decrease of € 5,861 million in loans and advances to customers (as discussed in the Group Management Report – Total Assets and Business Volume on page 29 of the Annual Report and further explained on page 76 of the Annual Report in Note 38), the decrease of € 6,837 million in liabilities to banks (as discussed in the Group Management Report – Total Assets and Business Volume on page 29 of the Annual Report and further explained on page 83 of the Annual Report in Note 49) and the decrease of € 6,326 million in securitized liabilities (as discussed in the Group Management Report – Total Assets and Business Volume on page 29 of the Annual Report and further explained on page 83 of the Annual Report in Note 51). Additionally, Rentenbank’s decision to reduce credit facilities for clients in response to the impact of the financial market crisis resulted in the changes in liquidity disclosed on the cash flow statement.

However, the Management Board, the Advisory Board and the German Banking Supervisors do not consider cash flow statements to be a significant indicator of Rentenbank’s liquidity position, as such statements mainly refer to changes in historical data such as balance sheet and P&L positions. Moreover the cash flow statement as provided in accordance with IAS 7 includes neither a scenario analysis (e.g., potential mid and long term changes in liquidity) nor any regulatory discussion. Furthermore, the cash flow statement, by its nature, cannot provide a detailed analysis of Rentenbank’s business strategy.  In this respect, as indicated on page 53 of the Annual Report, Rentenbank considers a discussion of its liquidity management and liquidity control pursuant to the German Liquidity Regulation (set forth in the Group Management Report on pages 45 to 46 of the Annual Report) to be more meaningful to investors as an indicator of Rentenbank’s liquidity position.

* * * * * * * *

Enclosed with this letter is a letter from Rentenbank acknowledging its responsibilities with respect to the disclosure.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (212) 918-8264.

                                                                                    Sincerely,

                                                                                    /s/ Sina R. Hekmat

                                                                                    Sina R. Hekmat

                                                                                    Hogan Lovells US LLP

[LETTERHEAD OF RENTENBANK]

August 12, 2010

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Mr. Michael Coco

Senior International Counsel

Office of International Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

            Re:      Landwirtschaftliche Rentenbank

                        Registration Statement under Schedule B

                        Filed June 22, 2010

                        File No. 333-167672

                        Annual Report on Form 18-K

                        Fiscal year ending December 31, 2009

                        Filed May 17, 2010

                        File No. 333-13710

Dear Mr. Coco:

In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated July 23, 2010 with respect to the above-referenced Registration Statement under Schedule B (the “Registration Statement”) and Annual Report on Form 18-K (the “Annual Report”), Landwirtschaftliche Rentenbank (the “Rentenbank”) hereby acknowledges that (a) Rentenbank is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) Rentenbank may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at +49-69-2107-0.

Sincerely,

LANDWIRTSCHAFTLICHE RENTENBANK

/s/ Jens Kollman Jens Kollman Managing Director	/s/ Doris Endres Doris Endres Associate Director